27 November 2003

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received on 27 November a notification dated 25 November 2003, in accordance with Part VI of the Companies Act 1985 (as amended), that Barclays PLC no longer has a notifiable interest in the Company's current issued share capital.